SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2006

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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SAPIENS INTERNATIONAL CORPORATION N.V.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held November 30, 2006

To the Shareholders of Sapiens International Corporation N.V. (the “Company”):

Notice is hereby given that the Annual General Meeting of Shareholders (the “Meeting”) of the Company will be held at the registered offices of the Company at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao, Netherlands Antilles, on November 30, 2006 at 10:00 am (Curaçao time), for the following purposes:

1.

To approve the Board of Directors’ annual report on the management of the business of the Company for the year ended December 31, 2005.

2.

To adopt the Company’s Consolidated Balance Sheets as of December 31, 2005 and the related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year then ended.

3.

To approve the discharge of the Board of Directors for the management of the affairs of the Company for the year ended December 31, 2005.

4.

To elect the following slate of nominees to the Board of Directors of the Company to serve as directors of the Company until the next annual general meeting of shareholders of the Company: Ron Zuckerman, Ron Al Dor, Dan Goldstein, Gad Goldstein, Naamit Salomon, Yacov Elinav, Uzi Netanel, Ido Schechter and Fortis Intertrust (Curaçao) N.V.

5.

To approve the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as independent public accountants to audit the accounts of the Company for the year ending December 31, 2006.

6.

To approve the adoption of the Sapiens International Corporation N.V. 2005 Special Incentive Share Option Plan.

7.

To approve the entering into indemnification agreements with each of the Company's directors.

8.

To transact such other business and to take action upon such other matters as may properly come before the Meeting or any adjournment thereof.

The close of business on October 23, 2006 has been fixed as the record date of the Meeting.  All shareholders of record at such time are entitled to notice of, and to vote at, the Meeting.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors

Andrew Treitel

General Counsel and Corporate Secretary

Curaçao, Netherlands Antilles

October 25, 2006

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PROXY STATEMENT

_______________________________

Sapiens International Corporation N.V.

Landhuis Joonchi

Kaya Richard J. Beaujon z/n

Curaçao, Netherlands Antilles

ANNUAL GENERAL MEETING OF SHAREHOLDERS

November 30, 2006

This Proxy Statement is being furnished in connection with the solicitation by the board of directors (the “Board of Directors”) of Sapiens International Corporation N.V. (the “Company”) of proxies for use at the Company’s Annual General Meeting of Shareholders (the “Meeting”) to be held on November 30, 2006, or at any adjournment thereof.  Business at the Meeting is conducted in accordance with the procedures determined by the presiding officer and is generally limited to matters promptly brought before the Meeting by or at the request of the Board of Directors or its Chairman.

The Company’s Annual Report to Shareholders for the year ended December 31, 2005 (the “Annual Report”) will be available for inspection by shareholders at the registered offices of the Company at Landhuis Joonchi, Kaya Richard J. Beaujon z/n, Curaçao, Netherlands Antilles and at the Company's offices at 3 Meir Weisgal Road, Rabin Science Park, Nes Ziona, Israel.  A soft copy of the Annual Report is available on the Company's Web site at www.sapiens.com/en/investors/annual_reports/. The Company’s Consolidated Balance Sheets as of December 31, 2005, and the related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year ended December 31, 2005, are included in the Annual Report.

VOTING PROCEDURE

Each shareholder of record at the close of business on October 23, 2006 is entitled to notice of, and to vote at, the Meeting.  All holders of the Company's Common Shares entitled to vote at the Meeting are referred to herein as “Shareholders.”  Each Common Share held by such a Shareholder is entitled to one vote for each matter to be voted on at the Meeting.  The Articles of Incorporation of the Company state that no action may be taken at any General Meeting of Shareholders unless a quorum consisting of the holders of at least one-half of the outstanding shares having voting rights are present at such meeting in person or represented by proxy.  If a quorum is not present in person or represented by proxy at any such meeting, a second general meeting shall be called to be held within two months, at which second meeting the quorum requirements shall not apply. Each resolution proposed at the Meeting requires the affirmative vote of Shareholders present in person or represented by proxy and holding Common Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution.

Shares cannot be voted at the Meeting unless the owner of record is present in person or represented by proxy.  The Company is incorporated in the Netherlands Antilles and, as required by the laws thereof and the Company’s Articles of Incorporation, general meetings of shareholders must be held in Curaçao where the Company is established.  The enclosed proxy card is a means by which a Shareholder may authorize the voting of shares at the Meeting.  It may be revoked at any time by written notice to the Secretary of the Company before it is voted.  If it is not revoked, the shares represented will be voted in accordance with the proxy.  Proxies for use at the Meeting are being solicited by the Company’s Board of Directors.  Proxies are being mailed to Shareholders on or about October 27, 2006 and will be solicited chiefly by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone or by other personal contacts.  The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares.

On October 23, 2006 there were 15,153,852 Common Shares (par value 0.01 Euro per share) of the Company outstanding and entitled to vote.

AGENDA ITEMS

1.

Annual Report of Management

The Board of Directors’ Annual Report on the management of the business of the Company for the year ended December 31, 2005, is submitted to the Shareholders pursuant to the laws of the Netherlands Antilles.

A majority of the votes cast is required for the approval of the Board of Directors’ Annual Report.

The Board of Directors Recommends a Vote FOR Item 1

2.

Financial Statements

The Company’s Consolidated Balance Sheets as of December 31, 2005 and related Consolidated Statements of Operations (profit and loss account) and Cash Flows for the year ended December 31, 2005, are submitted to the Shareholders pursuant to the laws of the Netherlands Antilles and the Articles of Incorporation the Company adopted in conformity therewith.

A majority of the votes cast is required for the approval and adoption of the financial results as set forth in such financial statements.

The Board of Directors Recommends a Vote FOR Item 2

3.

Discharge of Board of Directors

The discharge of the Board of Directors for the management of the affairs of the Company for the year ended December 31, 2005, is submitted to the Shareholders.

A majority of the votes cast is required for the discharge of the Board of Directors for the management of the affairs of the Company.

The Board of Directors Recommends a Vote FOR Item 3

4.

Election of Board of Directors

The slate of nominees for election to the Board of Directors of the Company, Ron Zuckerman, Ron Al Dor, Dan Goldstein, Gad Goldstein, Naamit Salomon, Yacov Elinav, Uzi Netanel, Ido Schechter and Fortis Intertrust (Curaçao) N.V., is submitted to the Shareholders for election to serve as directors of the Company until the next annual general meeting of shareholders of the Company.

Please consider the following information regarding the individuals who will comprise the Company’s Board of Directors, assuming the election of the 9 nominees.

Ron Zuckerman has served as a director of the Company since May 1991 and assumed the position of Chairman of the Board of Directors in January 1998. He served as Chief Executive Officer of the Company from January 1995 until March 31, 2000. Mr. Zuckerman served as Chief Operating Officer of the Company from its incorporation until April 1994. Mr. Zuckerman was a founder and served as Chairman of Precise Software Solutions Ltd. until it was acquired by Veritas in June 2003 and serves as a director of Attunity Ltd. and Tamir Fishman Ventures Ltd. Mr. Zuckerman serves as an advisor to Magnum Communications Fund and the First Israeli Turnaround Fund.

Ron Al Dor has served as a director of the Company since November 2005 when he joined the Company as President and Chief Executive Officer.  Prior to joining the Company, from August 1996 until 2004, Mr. Al Dor served as President of TTI Team Telecom International Ltd., a global supplier of Operations Support Systems to communications service providers. Prior to that, Mr. Al Dor served as TTI’s Co-President from November 1995 until August 1996 and its Vice President from September 1992 to November 1995. During his service in the Israeli Air Force, Mr. Al Dor worked on projects relating to computerization in aircrafts. Mr. Al Dor is a graduate of the military computer college of the Israeli Air Force, studied computer science and management at Bar Ilan University and attended the Israel Management Center for Business Administration.

Dan Goldstein has served as a director of the Company since March 2001. Mr. Goldstein has served as Chairman of the Board and Chief Executive Officer of Formula Systems (1985) Ltd. (“Formula”) since January 1985. Mr. Goldstein is also the chairman of the board of Matrix IT Ltd. and Formula Vision Technologies Ltd., and is a director of BluePhoenix Solutions Ltd., Magic Software Enterprises Ltd. and of other companies which are subsidiaries and affiliates of Formula (such companies, together with Formula, the “Formula Group”). Mr. Goldstein holds a B.A. in mathematics and computer sciences and an M.A. in business administration, both from Tel Aviv University.

Gad Goldstein has served as a director of the Company since July 2002. Mr. Goldstein has been President of Formula since 1995 and a director of Formula since 1985. Between 1985 and 1995, Mr. Goldstein was Vice President of Formula. Mr. Goldstein is Chairman of the Board of BluePhoenix Solutions Ltd. and serves as a director of Matrix IT Ltd., Magic Software Enterprises Ltd., Formula Vision Technologies Ltd. and other companies in the Formula Group. Gad Goldstein is the brother of Dan Goldstein.  Mr. Goldstein holds a B.A. in economics and an M.A. in business administration, both from Tel Aviv University.

Naamit Salomon has served as a director of the Company since September 2003. Ms. Salomon has been Vice President, Finance of Formula since August 1997. Ms. Salomon also serves as a director of Magic Software Enterprises Ltd. and BluePhoenix Solutions Ltd. From 1990 through August 1997, Ms. Salomon was a controller of two large, privately held companies in the Formula Group. Ms. Salomon holds a B.A. in economics and business administration from Ben Gurion University and an LL.M. from Bar-Ilan University.

Yacov Elinav has served as a director of the Company since March 2005. He has served as Chairman of the Board of Directors of Diur B.P. Ltd. since 2003.  Diur B.P. Ltd. is the real estate subsidiary of Bank Hapoalim B.M., which is listed on the London and Tel Aviv Stock Exchanges.  For over 30 years, Mr. Elinav served in various positions at Bank Hapoalim, including over 10 years as a member of the Board of Management, responsible for subsidiary and related companies.  Since August 1994, Mr. Elinav has served as a director of DS Securities and Investments, Ltd. and DS Mutual Funds Ltd., and since 2004, has served as Chairman of their Boards of Directors. Mr. Elinav also serves on the Board of Directors of several other public and private companies.  Mr. Elinav is an independent director.

Uzi Netanel has served as a director of the Company since March 2005. He has served as Chairman of the Board of Directors of Maccabi Group Holdings Ltd. since 2005, as Chairman of the Board of Directors of MLL Software & Computers Industries Ltd. since 2004 and as Chairman of the Executive Committee of Carmel Olephines since 2004.  From 2001 through 2003, Mr. Netanel served as a partner in the FIMI Opportunity Fund.  From 1993 through 2001, he served as Active Chairman of Israel Discount Capital Markets and Investments Ltd. From 1997 to 1999, Mr. Netanel served as Chairman of Poliziv Plastics Company (1998) Ltd. Mr. Netanel also serves on the Board of Directors of Israel Oil Refineries, Frutarom Industries and Caeserea-Vardinon Textiles.  Mr. Netanel is an independent director.

Ido Schechter has served as a director of the Company since June 2006.  He has served as the Chief Executive Officer of Top Image Systems Ltd. since January 2002 and has been a director of Top Image Systems Ltd. since December 2004. From January 2001 until he became CEO, Dr. Schechter was Vice President of TIS’ ASP, an initiative of TIS to offer data collection services via the Internet. Prior to that, Dr. Schechter had been TIS’s Vice President of Sales since August 1996. From January 1995 until August 1996, Dr. Schechter served as General Manager of Super Image, a former affiliate of Top Image Systems Ltd., which operated a form processing service bureau. From August 1993 to December 1994, Dr. Schechter oversaw the start-up of automatic form processing services at Israel Credit Cards, Ltd. From 1991 to 1993, Dr. Schechter was a research scientist at the Horticultural Research Institute of Ontario, Canada.  Dr. Schechter received his Ph.D. and M.Sc. in Plant Physiology from the University of Guelph in Ontario, Canada and his B.Sc. from The Hebrew University of Jerusalem, in Israel. Dr. Schechter is an independent director.

Fortis Intertrust (Curaçao) N.V. is a corporate body organized and existing under the laws of the Netherlands Antilles.  It and its predecessors, most recently MeesPierson Intertrust (Curaçao) N.V., have provided the Company with corporate-related services since April 1990, including but not limited to serving as the Company’s transfer agent and register, maintaining the corporate-related records of the Company, and filing various corporate documents and the annual corporate tax return with the governmental authorities in the Netherlands Antilles.

A majority of the votes cast is required for the election of the Board of Directors.

The Board of Directors Recommends a Vote FOR Item 4

5.

Appointment of Auditors

Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, has been selected by the Board of Directors as independent public accountants to audit the accounts of the Company for the year 2006.

A majority of the votes cast is required for the approval of the appointment of Kost Forer Gabbay & Kasierer as independent public accountants to audit the accounts of the Company for the year 2006.

The Board of Directors Recommends a Vote FOR Item 5

6.

Adoption of the Sapiens International Corporation N.V. 2005 Special Incentive Share Option Plan

The Company's Board of Directors desires to attract, motivate and retain key senior personnel. Therefore, subject to the approval of the shareholders, the Board of Directors has adopted a new share option plan, entitled the Sapiens International Corporation N.V. 2005 Special Incentive Share Option Plan (the “2005 Special Option Plan”). The text of the 2005 Special Option Plan is set forth in Appendix A to this proxy statement.

The 2005 Special Option Plan is intended to be used solely to attract or retain senior management and/or Board members.

The 2005 Special Option Plan will be administered by a committee of the Board of Directors (the “Committee”). The Committee has the authority to designate grantees, designate the number of shares to be covered by each option and, subject to certain restrictions, specify the terms of the options. Unless otherwise determined by the Committee, or unless certain conditions are met, options granted pursuant to the 2005 Special Option Plan will have an exercise price of $3.00 per share, will not be available for exercise for a period of 5 years following the date of grant, and the right to exercise the options will be contingent upon the grantee providing services to the Company throughout the entire 5 year period.

The Company has reserved 2,000,000 authorized but unissued Common Shares (par value 0.01 Euro per share) for purposes of the 2005 Special Option Plan.

A majority of the votes cast is required for approval of the adoption of the Sapiens International Corporation N.V. 2005 Special Incentive Share Option Plan.

The Board of Directors Recommends a Vote FOR Item 6

7.

Approval of Indemnification Agreements with the Company's Directors

The Company has entered into indemnification agreements with its directors agreeing to indemnify them to the fullest extent permitted by law and the Company's Articles of Association.  Netherlands Antilles law does not require shareholder approval of the undertaking by a company to indemnify its directors, or of the actual agreements.  Under Israeli law, such indemnification agreements must be approved by a company's Audit Committee, Board of Directors and shareholders.  For the avoidance of doubt, and since many of the Company's directors live and perform their services in Israel, the Company is submitting the indemnification agreements to its shareholders for their approval.  A copy of the form of indemnification letter agreement is set forth in Appendix B to this proxy statement.

A majority of the votes cast is required for approval of the indemnification agreements with the Company's directors.

The Board of Directors Recommends a Vote FOR Item 7

8.

Other Matters

The Board of Directors knows of no other matters to be presented at the Meeting.  If any additional matter should be presented properly, it is intended that the enclosed proxy will be voted in accordance with the discretion of the persons named in the proxy.

Shareholders are urged to complete and return their proxies promptly in order, among other things, to ensure action by a quorum and to avoid the expense of additional solicitation.  If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon.  If no specification is made, the proxy will be voted in favor of each of the proposals described in this Proxy Statement.

By Order of the Board of Directors

Ron Al Dor

President and Chief Executive Officer

Curaçao, Netherlands Antilles

October 25, 2006

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APPENDIX A

Sapiens International Corporation N.V.

2005 Special Incentive Share Option Plan

A.  NAME AND PURPOSE

1.

Name:  This plan, as amended from time to time, shall be known as the “Sapiens International Corporation N.V. 2005 Special Incentive Share Option Plan” (the “Plan”).

2.

Purpose: The purpose and intent of the Plan is to provide incentives to senior executive employees and directors, consultants and contractors (both Israeli and non-Israeli) of Sapiens International Corporation N.V. (“Sapiens”), a company incorporated under the laws of the Netherlands Antilles, or any Affiliate thereof (as defined below) (collectively the “Company”) and any other entity which the Board of Directors of the Company (the “Board”) shall decide their services are considered valuable to the Company, by providing them with opportunities to purchase Common Shares, par value of 0.01 Euro each (“Shares”) of Sapiens, pursuant to a plan approved by the Board which is designed to benefit from, and is made pursuant to, the provisions of either Section 102 or Section 3(9) of the Israeli Income Tax Ordinance [New Version] 1961 (the “Ordinance”), as applicable, and the rules and regulations promulgated thereunder, as well as, with respect to non-Israeli residents, pursuant to the applicable law in their respective countries of residence.

“Affiliate” means any “employing company” within the meaning of Section 102(a) of the Ordinance.

B.  GENERAL TERMS AND CONDITIONS OF THE PLAN

3.

Administration:

3.1

The Board may appoint a compensation committee, which will consist of such number of directors of the Company, as may be fixed from time to time by the Board, but no fewer then two members of the Board (the “Compensation Committee”). The Board shall appoint the members of the Compensation Committee, may from time to time remove members from, or add members to the Compensation Committee, and shall fill vacancies in the Compensation Committee however caused. Subject to applicable law and to the Company’s incorporation documents and at the Board’s sole discretion, the Compensation Committee will have the power to administer the Plan. However, notwithstanding the above, until the Board shall delegate administration to the Compensation Committee, or if such delegation is not permitted by law, or if such committee shall cease to operate, the Board will administer the Plan (the Compensation Committee or the Board, as applicable, individually or together, shall hereinafter be referred to as the “Committee”).

3.2

The Committee shall select one of its members as its chairman (the “Chairman”) and shall hold its meetings at such times and places, as it shall determine. The Committee may appoint a Secretary, who shall keep records of its meetings and shall make such rules and regulations for the conduct of its business, as it shall deem advisable.

3.3

Subject to the general terms and conditions of this Plan and applicable law, the Committee shall have the full authority in its discretion, from time to time and at any time, to administer the Plan and to exercise all the powers and authorities either specifically granted to it under the Plan or necessary or desirable for, or incidental to, the administration of the Plan, including without limitation the authority to grant options to purchase Shares (the “Options”), to interpret the Plan and (a) to determine (i) the persons (“Grantees”) to whom Options shall be granted, (ii) the number of Shares subject to each Option, (iii) the exercise price for such Options, (iv) the time or times at which the same shall be granted, (v) the type of consideration payable with respect to the exercise price of Options, (vi) the schedule and conditions, including performance conditions, on which such Options may be exercised and on which such Shares shall be paid for, (vii) the rules and provisions, as may be necessary or appropriate to permit eligible Grantees who are not Israeli residents to participate in the Plan and/or to receive preferential tax treatment in their country of residence, with respect to the Options granted hereunder, and (viii) the Fair Market Value (as defined below) of the Shares covered by each Option, and (b) subject to Section 13.2 hereinafter, to alter any restrictions and conditions of any Options or Shares subject to any Options, (c) to interpret the provisions and supervise the administration of the Plan, (d) to accelerate the right of a Grantee to exercise in whole or in part, any previously granted Option, (e) to prescribe, amend and rescind rules and regulations relating to the Plan, and (f) to make all other determinations deemed necessary or advisable for the administration of the Plan. Unless determined otherwise by the Committee for a specific grant or grants of Options, each Option shall be exercised for one Share of Sapiens.

“Fair Market Value” means as of any date, the value of a Share determined as follows:

(a)

If the Shares are listed on any established stock exchange or a national market system, including without limitation the NASDAQ Global Market system, or the NASDAQ Capital Market of the NASDAQ Stock Market, the Fair Market Value shall be the closing sales price for such Shares (or the closing bid, if no sales were reported), as quoted on such exchange or system for the last market trading day prior to time of determination, as reported on www.nasdaq.com, or such other source as the Committee deems reliable;

(b)

If the Shares are regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value shall be the mean between the high bid and low asked prices for the Shares on the last market trading day prior to the day of determination, or;

(c)

In the absence of an established market for the Shares, the Fair Market Value thereof shall be determined in good faith by the Committee.

3.4

Subject to the general terms and conditions of the Plan, the Ordinance, and any other applicable laws and regulations, the Committee shall have the full authority in its discretion, to determine:

(a)

with respect to the grant of 102 Options (as defined in Section 5.1(a)(i) below) - whether the Company shall elect the “Ordinary Income Route” under Section 102(b)(1) of the Ordinance (the “Ordinary Income Route”) or the “Capital Gains Route” under Section 102(b)(2) of the Ordinance (the “Capital Gains Route”) (each of the Ordinary Income Route or the Capital Gains Route - a “Taxation Route”) for the grant of 102 Options, and the identity of the trustee, subject to Board approval, who shall be granted such 102 Options in accordance with the provisions of this Plan and the then prevailing Taxation Route. If the Committee determines that the Company shall elect one of the Taxation Routes for the grant of 102 Options, the Company shall be entitled to change such election only following the lapse of one year from the end of the tax year in which 102 Options are first granted under the then prevailing Taxation Route; and

(b)

with respect to the grant of 3(9) Options (as defined in Section 5.1(a)(ii) below) - whether or not 3(9) Options shall be granted to a trustee in accordance with the terms and conditions of this Plan, and the identity of the trustee who shall be granted such 3(9) Options in accordance with the provisions of this Plan.

(c)

For the avoidance of doubt, all 102 Options granted pursuant to a Taxation Route must be held in trust by a Trustee (as defined in Section 5.1(c) below), and as described in Section 5.1(c) below.

3.5

Notwithstanding the foregoing, the Committee may, from time to time and at any time, grant 102 Options that will not subject to a Taxation Route, as detailed in Section 102(c) of the Ordinance (“102(c) Options”).

3.6

The Committee shall have the authority to grant, at its discretion, to the holder of an outstanding Option, in exchange for the surrender and cancellation of such Option, a new Option having a purchase price equal to, lower than or higher than the purchase price of the original Option so surrendered and canceled and containing such other terms and conditions as the Committee may prescribe in accordance with the provisions of the Plan.

3.7

The Committee may, from time to time, adopt such rules and regulations for carrying out the Plan as it may deem necessary. The Committee may delegate to one or more of its members or to one or more agents such administrative duties as it may deem advisable, and the Committee or any person to whom it has delegated duties as aforesaid may employ one or more persons to render advice with respect to any responsibility the Committee or such person may have under the Plan. No member of the Board or of the Compensation Committee shall be liable for any act or determination made in good faith with respect to the Plan or any Option granted thereunder.

3.8

The interpretation and construction by the Committee of any provision of the Plan or of any Option thereunder shall be final and conclusive and binding on all parties who have an interest in the Plan or any Option or Share issuance thereunder unless otherwise determined by the Board.

4.

Eligible Grantees:

4.1

The Committee, at its discretion, may grant Options to any Employees (as defined below) and/or Non-Employees (as defined below) of the Company or of any Affiliate, all in accordance with Section 5.1(a) below.

4.2

Anything in this Plan to the contrary notwithstanding, all grants of Options to directors and office holders shall be authorized and implemented only in accordance with the provisions of applicable law, as in effect from time to time.

4.3

The grant of an Option to a Grantee hereunder, shall neither entitle such Grantee to participate, nor disqualify him from participating, in any other grant of options pursuant to this Plan or any other share incentive plan of the Company or of its Affiliates.

5.

Grant of Options, Issuance of Shares, Dividends and Shareholder Rights:

5.1

Grant of Options and Issuance of Shares.

(a)

Subject to the provisions of the Ordinance and applicable law (it being understood that, unless otherwise determined by the Committee, the following shall not apply to Options granted to non-Israeli Grantees),

(i)

all grants of Options to Israeli Employees (as defined below), shall be made only pursuant to the provisions of Section 102 of the Ordinance and the rules and regulations promulgated thereunder (“102 Options”), or any other section of the Ordinance that will be relevant for such issuance in the future; and

(ii)

all grants of Options to Israeli Non-Employees (as defined below) shall be made only pursuant to the provisions of Section 3(9) of the Ordinance and the rules and regulations promulgated thereunder (“3(9) Options”), or any other section of the Ordinance that will be relevant for such issuance in the future.

“Employee” shall mean a person who is employed by the Company or its Affiliates, including an individual who is serving as director or an office holder, but excluding a Controlling Shareholder.

“Non-Employee” shall mean a consultant, adviser, service provider, Controlling Shareholder or any other person who is not an Employee.

“Controlling Shareholder” shall have the meaning ascribed to it in Section 32(9) of the Ordinance.

(b)

Subject to Sections 7.1 and 7.2 hereof, the effective date of the grant of an Option (the “Date of Grant”) shall be the date the Committee resolves to grant such Option or a later date specified by the Committee in its determination relating to the award of such Option and set forth in the Notice of Grant (as defined below).  The Committee shall promptly give the Grantee written notice of the grant of an Option (the “Notice of Grant”).

(c)

Trust.  In the event that 102 Options are granted under the Plan pursuant to a Taxation Route, and/or Shares are allocated or issued upon exercise of such 102 Options, and/or other shares are received subsequently, following any realization of rights, including without limitation bonus shares, then all such Shares and/or Options shall be allocated or issued to a trustee, designated by the Committee in accordance with the provisions of Section 3.4 hereof and approved by the Israeli Commissioner of Income Tax, all in accordance with the provisions of Section 102(a) of the Ordinance (the “Trustee”). The Trustee shall hold each such Option and/or the Shares issued upon exercise thereof in trust (the “Trust”) for the benefit of the Grantee in respect of whom such Option was granted (the “Beneficial Grantee”).

In accordance with, and as required by, Section 102 of the Ordinance and the rules and regulations promulgated thereunder, the preferable tax treatment of 102 Options (and any Shares received upon exercise of such Options) in accordance with the Ordinary Income Route or Capital Gains Route, as applicable, shall be contingent upon the Trustee holding such 102 Options in Trust for the applicable period of time in respect of such Options and Exercised Shares (as defined below), as prescribed by the Ordinance (as may be amended, from time to time), or approved by the Israeli tax authorities (the “Trust Period”). If the requirements for Approved 102 Options are not met, the Approved 102 Options may be treated as Unapproved 102 Options, each as defined in the Ordinance and all in accordance with the provisions of Section 102 of the Ordinance and the regulations promulgated thereunder.

A Grantee granted 102 Options shall not sell or release from trust any Shares received upon exercise of a 102 Option and/or any share received subsequently following any realization of rights, including without limitation, bonus shares, (the “Exercised Shares”) or such 102 Options from the Trust prior to the lapse of the Trust Period as required under Section 102 of the Ordinance. Notwithstanding the aforesaid, if any such sale or release occurs prior to the lapse of the Trust Period, the sanctions under Section 102(b)(4) of the Ordinance and Section 7 of the rules and regulations promulgated under Section 102 of the Ordinance shall apply to and shall be borne by such Grantee.

Upon receipt of a 102 Option, the Grantee will sign an undertaking to release the Trustee from any liability in respect of any action or decision duly taken and bona fide executed in relation with the Plan, or any 102 Option or Share granted to the Trustee thereunder.

All certificates representing Shares issued to the Trustee under the Plan, for the benefit of the Grantee, shall be deposited with the Trustee, and shall be held by the Trustee until such time that such Shares are released from the Trust as herein provided.

(d)

Subject to the terms hereof, at any time after the 102 Options granted pursuant to a Taxation Route have vested, with respect to any Options or Shares, the following shall apply:

(i)

Upon the written request of any Beneficial Grantee, the Trustee shall authorize release from the Trust the Options granted, and/or the Shares issued, on behalf of such Beneficial Grantee, by executing and delivering to the Company such instrument(s) as the Company may require, giving due notice of such release to such Beneficial Grantee;

(ii)

Notwithstanding anything to the contrary and in addition, if the Company’s Shares are listed on a stock exchange or admitted to trading on an electronic securities trading system (such as the Nasdaq Stock Market), upon the written instructions of the Beneficial Grantee to sell any Shares issued upon exercise of Options, the Company’s designee shall effect such sale in accordance with the Beneficial Grantee’s instructions. However, the Company’s designee shall transfer such Shares and/or transfer any consideration received therefore only after receiving the Trustee’s full authorization to such an act following which the Company’s designee shall be obligated to act in accordance with the Trustee’s instructions.  The Trustee shall withhold from such proceeds the amounts of any and all taxes required to be paid in respect of such sale and the Trustee shall remit the amount so withheld to the appropriate tax authorities and shall transfer the balance thereof directly to the Beneficial Grantee.

5.2

Dividend.  All Shares (but excluding, for avoidance of any doubt, any unexercised Options) allocated or issued upon the exercise of Options granted under the Plan and held by the Grantee or by the Trustee, as the case may be, shall entitle the Beneficial Grantee thereof to receive dividends with respect thereto in accordance with the quantity of such Shares, subject to the provisions of the Company’s incorporation documents (and all amendments thereto) and subject to any applicable taxation on distribution of dividends, and when applicable subject to the provisions of Section 102 and the rules, regulations or orders promulgated thereunder. Cash dividends shall be paid or distributed directly to such Beneficial Grantee, whereas other rights received in respect of Exercised Shares, shall be deposited with the Trustee, unless applicable law allows or requires otherwise.

5.3

Shareholder Rights.  The holder of an Option shall have no shareholder rights with respect to the Shares subject to the Option until such person shall have exercised the Option, paid the exercise price and become the recordholder of the purchased Shares.

6.

Reserved Shares: The Company has reserved 2,000,000 authorized but unissued Shares (par value 0.01 Euro per share) for purposes of the Plan and for the purposes of any other share incentive plans which have been adopted by the Company, subject to adjustments as provided in Section 11 hereof. Notwithstanding the aforesaid, the Committee shall have full authority in its discretion to determine that the Company may issue, for the purposes of this Plan, previously issued Shares that are held by the Company (treasury shares), from time to time. All Shares under the Plan, in respect of which the right hereunder of a Grantee to purchase the same shall, for any reason, terminate, expire or otherwise cease to exist, shall again be available for grant through Options under the Plan.

7.

Grant of Options:

7.1

The implementation of the Plan and the granting of any Option under the Plan shall be subject to the Company’s procurement of all approvals and permits required by applicable law and regulatory authorities having jurisdiction over the Plan, the Options granted under it and the Exercised Shares issued pursuant to it.

7.2

The Notice of Grant shall state, inter alia, the number of Shares subject to each Option, the Vesting Period (as defined below), the dates when the Options may be exercised, the exercise price, whether the Options granted thereby are 102 Options (and whether such 102 Options are granted under a Taxations Route (and if so, under which Taxation Route the Options are granted) or as 102(c) Options) or 3(9) Options, and such other terms and conditions as the Committee in its discretion may prescribe, provided that they are consistent with this Plan. Each Notice of Grant evidencing a 102 Option shall, in addition, be subject to the provisions of the Ordinance applicable to such options.

The term “Vesting Period” of an Option means, for the purpose of the Plan and its related instruments, the period between the Date of Grant and the date on which the holder of an Option may exercise the Option.

Unless otherwise determined by the Committee or unless certain conditions set forth in the Notice of Grant are met: (a) Options granted pursuant to the Plan will have an exercise price of $3.00 per Share, (b) no portion of the Options granted pursuant to the Plan will be available for exercise for a period of 5 years following the Date of Grant (i.e. the Vesting Period for each Option shall be five (5) years from the Date of Grant), and (c) the Grantee must be employed by and/or provide services to the Company throughout the entire five (5) year Vesting Period for the Option to be exercisable at the end of the Vesting Period.

7.3

Validity of Options.  Without derogating from the rights and powers of the Committee under Section 7.2 hereof, and without derogating from the provisions of Section 10 hereof, unless otherwise specified by the Committee, the Options shall be valid for a term of ten (10) years. The schedule pursuant to which such Options shall vest, and the Grantee thereof shall be entitled to pay for and acquire the Shares, shall be determined by the Committee.

7.4

Acceleration of Vesting.  Anything herein to the contrary in this Plan notwithstanding, the Committee shall have full authority to determine any provisions regarding the acceleration of the Vesting Period of any Option or the cancellation of all or any portion of any outstanding restrictions with respect to any Option upon certain events or occurrences, and to include such provisions in the Notice of Grant on such terms and conditions as the Committee shall deem appropriate.

8.

Exercise Price: The exercise price per Share subject to each Option shall be determined by the Committee in its sole and absolute discretion; provided, however, that such exercise price shall not be less than the par value of the Shares into which such Option is exercisable.

The exercise price shall be payable upon the exercise of the Option in a form satisfactory to the Committee, including without limitation, by cash or check. The Committee shall have the authority to postpone the date of payment on such terms as it may determine.

The exercise price shall be denominated in the currency of the primary economic environment of, either the Company or the Grantee (that is the functional currency of the Company or the currency in which the Grantee is paid) as determined by the Company.

9.

Exercise of Options:

9.1

Options shall be exercisable pursuant to the terms under which they were awarded and subject to the terms and conditions of the Plan.

9.2

The exercise of an Option shall be made by a written notice of exercise (the “Notice of Exercise”) in such form and method as may be determined by the Company and when applicable, by the Trustee in accordance with the requirements of Section 102, which exercise shall be effective upon delivery of such notice by the Grantee (or the Beneficial Grantee, if applicable) to the Company at its principal executive office or to its designee at such location specified by the designee, specifying the number of Shares to be purchased, accompanying by the exercise price in respect thereto, and containing such other terms and conditions as the Committee shall prescribe from time to time.

9.3

Notwithstanding the provisions of Section 9.2 above, and unless otherwise provided by the Committee, all Options shall be exercised using the following method (the “Net Exercise”):

(a)

The Company shall issue to the Grantee (or to the Trustee, as applicable) a number of Shares having an aggregate Fair Market Value (as defined above) equal to the Benefit Amount (as defined below) (the “Net Exercise Shares”);

For the purposes of this Section the “Benefit Amount” shall mean the difference between:

(i)  (A) the Fair Market Value of a Share, multiplied by (B) the number of Shares subject to the Options for which a Notice of Exercise has been delivered to the Company; and

(ii)  (A) the exercise price per Share, multiplied by (B) the number of Shares subject to the Options for which a Notice of Exercise has been delivered to the Company.

(b)

The Grantee shall not be required to pay to the Company any sum with respect to the exercise of such Options, other than a sum equal to the aggregate par value of the Net Exercise Shares (the “Par Value Sum”). However, the Company shall have the full authority in its discretion to determine at any time that the Par Value Sum shall not be paid and that the Company shall capitalize applicable profits or take any other action to ensure that it meets any requirement of applicable law regarding issuance of Shares for consideration that is lower than the nominal value of such Shares;

(c)

No fractional Shares will be issued to the Grantee and the number of Shares granted to the Grantee under the Plan shall be rounded off (upward or downward) to the nearest whole number.

9.4

Anything herein to the contrary notwithstanding, but without derogating from the provisions of Section 10 hereof, and unless the Committee determines otherwise, if any Option has not been exercised and the Shares subject thereto not paid for within ten (10) years after the Date of Grant (or any shorter period set forth in the Notice of Grant), such Option and the right to acquire such Shares shall terminate, all interests and rights of the Grantee in and to the same shall ipso facto expire, and, if in connection therewith any Options are still held in the Trust as aforesaid, the Trust with respect thereto shall ipso facto expire, and the Shares subject to such Options shall again be available for grant through Options under the Plan, as provided for in Section 6 above.

9.5

Each payment for Shares shall be in respect of a whole number of Shares, and shall be effected in cash or by a bank’s check payable to the order of the Company, or such other method of payment acceptable to the Company.

10.

Termination of Employment or Relationship:

10.1

Except as provided in this Section 10.1 and in Section 10.2 below, an Option may not be exercised unless the Grantee is then in the service or employ of the Company or any of its Affiliates (or a company or a parent or affiliate of such company issuing or assuming the Option in a transaction to which Section 11.3 hereof applies), and unless the Grantee has remained continuously so employed or has continuously performed such services since the Date of Grant. If the employment of a Grantee shall terminate or Grantee shall cease performance of services for the Company or an Affiliate thereof (in either event, other than by reason of death or Disability, as the latter is defined below), all Options of such Grantee that are exercisable at the time of such termination or cessation may, unless earlier terminated in accordance with their terms, be exercised within ninety (90) days after the date of such termination or cessation; provided, however, that if a Grantee shall voluntarily cease employment or performance of services or the Company shall terminate the Grantee’s employment for cause (as determined by the Committee), all Options theretofore granted to such Grantee shall, to the extent not theretofore exercised, terminate on the date of such termination or cessation unless otherwise determined by the Committee.

10.2

Death or Disability of Grantee.

(a)

“Disability” shall mean the inability of a Grantee to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or that has lasted or can be expected to last for a continuous period of not less than 12 months.

(b)

If a Grantee shall die while employed by, or performing services for, the Company or an Affiliate thereof, or within ninety (90) days after the date of cessation of such Grantee’s employment or performance of services other than as a result of termination for cause (or within such longer period as the Committee may provide), or if the Grantee’s employment shall terminate or performance of services shall cease by reason of Disability, all Options theretofore granted to such Grantee (to the extent otherwise exercisable) may, unless earlier terminated in accordance with their terms, be exercised by the Grantee or by the Grantee’s estate or by a person who acquired the right to exercise such Options by bequest or inheritance or otherwise by reason of the death or Disability of the Grantee, at any time within one year after the date of death or Disability of the Grantee. If an Option granted hereunder shall be exercised by the legal representatives of a deceased or former Grantee, written notice of such exercise shall be accompanied by a certified copy of letters testamentary or equivalent proof of the right of such legal representative to exercise such Option.

10.3

With respect to a 102(c) Option, if the Grantee ceases to be employed by the Company or any Affiliate, the Grantee shall provide to the Company and/or its Affiliate a security or guarantee for the payment of tax due at the time of sale of Shares, all in accordance with the provisions of Section 102 and the rules, regulation or orders promulgated thereunder.

11.

Effect of Certain Changes:

11.1

If there is any change in the Shares through the declaration of extraordinary dividends, stock dividends, recapitalization, stock splits, or combinations or exchanges of such shares, or other similar transactions, the number of Shares available for awards, the number of such shares covered by outstanding awards, and the price per share of Options shall be proportionately adjusted by the Committee to reflect such change in the issued Shares; provided, however, that any fractional shares resulting from such adjustment shall be eliminated.

11.2

Unless otherwise provided by the Board, in the event of the proposed dissolution or liquidation of the Company or in the event of any proposed corporate separation or division, including, but not limited to, split-up, split-off or spin-off or in the event of other similar transactions, all outstanding Options will terminate immediately prior to the consummation of such proposed action. In such case, the Committee may provide that each award granted under the Plan shall terminate as of a date to be fixed by the Committee and that not less than thirty (30) days’ written notice of the date so fixed shall be given to each Grantee, who shall have the right, during the period of thirty (30) days preceding such termination, to exercise his or her Option, including any Option which would not otherwise be exercisable.

11.3

In the event of a proposed sale of all or substantially all of the assets of the Company or the merger of the Company with or into another corporation, any award then outstanding shall be assumed or an equivalent award shall be substituted by such successor corporation or a parent or subsidiary of such successor corporation, unless such successor corporation does not agree to assume the award or to substitute an equivalent award, in which case the Committee shall, in lieu of such assumption or substitution, provide for the realization of such outstanding awards in the manner set forth in Section 11.2 above.

11.4

In the event of a change in the Company’s Shares as presently constituted that is limited to a change of all of its authorized shares of Common Stock into the same number of shares with a different par value or without par value, the shares resulting from any such change shall be deemed to be the Shares within the meaning of the Plan.

11.5

Except as herein before expressly provided in this Section 11, the Grantee of an award hereunder shall have no rights by reason of any subdivision or consolidation of shares of stock of any class or the payment of any stock dividend or any other increase or decrease in the number of shares of stock of any class or by reason of any dissolution, liquidation, merger, or consolidation or spin-off of assets or stock of another company; and any issue by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall not affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an award, except as provided herein. The grant of an award pursuant to the Plan shall not affect in any way the right or power of the Company to make adjustments, reclassifications, reorganizations or changes of its capital or business structures or to merge or to consolidate or to dissolve, liquidate or sell, or transfer all or part of its business or assets or engage in any similar transactions.

12.

Limitations on Transfer:

12.1

No Option shall be assignable or transferable by the Grantee to whom granted otherwise than by will or the laws of descent and distribution, and an Option may be exercised during the lifetime of the Grantee only by such Grantee or by such Grantee’s guardian or legal representative.  The terms of such Option shall be binding upon the beneficiaries, executors, administrators, heirs and successors of such Grantee.

Any such action made directly or indirectly, and whether intended to take effect immediately or at a future date, shall be void.

As long as the Shares are held by the Trustee on behalf of the Grantee, all rights of the Grantee over the Shares are personal, cannot be transferred, assigned, pledged or mortgaged, other than by will or pursuant to the laws of descent and distribution.

12.2

Underwriter’s Lock-up.  The Grantee’s rights to sell Exercised Shares may be subject to certain limitations (including a lock-up period), as will be requested by the Company or its underwriters, from time to time, or upon a specific occurrence, and the Grantee unconditionally agrees and accepts any such limitations.

13.

Term and Amendment of the Plan:

13.1

The Plan shall become effective as of the date approved by the Board, subject to the approval of the Plan by the shareholders of the Company, and terminate on the earlier of (i) the tenth anniversary of such date or (ii) the termination of all outstanding Options as provided in Section 11 hereof.  All Options outstanding at the time of a clause (i) termination event shall continue to have full force and effect in accordance with the provisions of the Plan and the documents evidencing such Options.

13.2

Subject to applicable laws, the Board shall have complete and exclusive power and authority to amend, modify, suspend or terminate the Plan in any or all respects. In addition, in the event the Committee wishes to grant Options to non-Israeli Grantees, the Board may adopt, as part of this Plan and based on it, sub-plans, in order to comply with all relevant and applicable laws and regulations of the country of residence of such Grantees. Notwithstanding the foregoing, and without limiting the circumstances in which shareholder approval may be required by applicable laws, rules or regulations, any amendment that would materially increase the aggregate number of Shares as to which awards may be granted under the Plan, materially increase the benefits accruing to Grantees under the Plan, materially modify the requirements as to eligibility for participation in the Plan or expand the types of awards available under the Plan shall be subject to the approval of the holders of a majority of the Shares issued and outstanding, except that any such increase or modification that may result from adjustments authorized by Section 11 shall not require such approval. Except as provided in Section 11 hereof, no such amendment or modification shall adversely affect any rights and obligations with respect to Options at the time outstanding under the Plan, unless the Grantee consents to such amendment or modification.

13.3

The Company shall obtain the approval of the Company’s shareholders for the adoption of this Plan or for any amendment to this Plan, if shareholders’ approval is necessary or desirable to comply with any applicable law including without limitation the securities law of the United States or the securities laws of other jurisdiction applicable to Options granted to Grantees under this Plan, or if shareholders’ approval is required by any authority or by any governmental agencies or national securities exchanges including without limitation the US Securities and Exchange Commission.

14.

Withholding and Tax Consequences: The Company’s obligation to deliver Shares upon the exercise of any Options granted under the Plan shall be subject to the satisfaction of all applicable income tax and other compulsory payments withholding requirements. All tax consequences and obligations (of the Company or the Grantee) regarding any other compulsory payments arising from the grant or exercise of any Option, from the payment for Shares covered thereby or the subsequent disposition of Shares subject thereto or from any other event or act (of the Company and/or its Affiliates, the Trustee or the Grantee) hereunder, shall be borne solely by the Grantee. The Company and/or its Affiliates and/or the Trustee shall withhold taxes according to the requirements under the applicable laws, rules, and regulations, including withholding taxes at source. Furthermore, the Grantee shall indemnify the Company and/or its Affiliates and/or the Trustee, as applicable, and hold them harmless against and from any and all liability for any such tax or other compulsory payment, or interest or penalty thereon, including without limitation, liabilities relating to the necessity to withhold, or to have withheld, any such tax or other compulsory payment from any payment made to the Grantee.

The Company and/or, when applicable, the Trustee shall not be required to release any Share certificate to a Grantee until all required payments have been fully made.

15.

Miscellaneous:

15.1

Continuance of Employment.  Neither the Plan nor the grant of an Option thereunder shall impose any obligation on the Company or any of its Affiliates to continue the employment or service of any Grantee. Nothing in the Plan or in any Option granted thereunder shall confer upon any Grantee any right to continue in the employ or service of the Company or any of its Affiliates for any period of specific duration, or interfere with or otherwise restrict in any way the right of the Company to terminate such employment or service at any time, for any reason, with or without cause.

15.2

Governing Law.  The Plan and all instruments issued thereunder or in connection therewith, shall, with the exception of the provisions of the Plan specifically relating to non-Israeli Grantees, be governed by, and interpreted in accordance with, the laws of the State of Israel.

15.3

Use of Funds.  Any proceeds received by the Company from the sale of Shares pursuant to the exercise of Options granted under the Plan shall be used for general corporate purposes of the Company.

15.4

Multiple Agreements.  The terms of each Option may differ from other Options granted under the Plan at the same time, or at any other time.  The Committee may also grant more than one Option to a given Grantee during the term of the Plan, either in addition to, or in substitution for, one or more Options previously granted to that Grantee.  The grant of multiple Options may be evidenced by a single Notice of Grant or multiple Notices of Grant, as determined by the Committee.

15.5

Non-Exclusivity of the Plan.  The adoption of the Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangement or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

15.6

Government Regulations. This Plan, the grant and exercise of Options hereunder, and the obligation of the Company to sell and deliver shares under such Options, shall be subject to all applicable laws, rules, and regulations, whether of the State of Israel or of the United States or any other State having jurisdiction over the Company and the Grantee including the registration of the shares under the United States Securities Act of 1933, and to such approvals by any governmental agencies or national securities exchanges as may be required.

15.7

The provisions of this Plan shall not be construed as deviating from any applicable laws rules and regulations.

*  *  *

#

APPENDIX B

Sapiens International Corporation N.V.

LETTER OF INDEMNIFICATION

[Date]

Dear ____________,

This Letter of Indemnification (this “Letter”) is written to you in recognition that it is in the best interest of Sapiens International Corporation N.V. (the “Company”) to retain and attract as directors and/or officers the most capable persons available.

You are or have been appointed a director and/or officer of the Company, and in order to enhance your service to the Company in an effective manner, the Company desires to provide hereunder for your indemnification, to the fullest extent permitted by law, pursuant to the terms and conditions herein.

In consideration of your continuing to serve the Company, the Company hereby agrees as follows:

1.

Subject to the conditions set forth in Section 10, and pursuant to the other terms and conditions in this Letter, the Company hereby undertakes to indemnify you to the maximum extent permitted by applicable law in respect of any act or omission (an “Action”) taken or made by you in your capacity as a director or officer of the Company, with respect of the following:

1.1.

any financial obligation imposed on, or incurred by you in favor of another person by a court judgment, including a settlement or an arbitrator's award approved by court in respect of any Action taken or made by you in your capacity as a director, officer and/or employee of the Company;

1.2.

all reasonable litigation expenses, including lawyer’s fees, expended by you as a result of an investigation or proceeding instituted against you by a competent authority, provided that such investigation or proceeding concluded without the filing of an indictment against you and either (A) without the imposition of any financial liability in lieu of criminal proceedings or (B) with the imposition of a financial liability in lieu of criminal proceeding but relates to a criminal offense that does not require proof of mens rea (criminal intent); and

1.3.

all reasonable litigation expenses, including lawyer's fees, expended by you or imposed on you by a court in a proceeding instituted against you by the Company or in its name or on its behalf or by any other person, or in any criminal proceedings in which you are acquitted, or in any criminal proceedings of a crime which does not require proof of mens rea (criminal intent) in which you are convicted, all in respect of actions taken by you in your capacity as a director or officer of the Company.

The above indemnification will also apply to any Action taken by you in your capacity as a director or officer of any other company controlled, directly or indirectly, by the Company (a “Subsidiary”), or in your capacity as a director, officer or observer at board of directors’ meetings of a company not controlled by the Company but where your appointment as a director or officer results from the Company’s holdings in such company (an “Affiliate”).

2.

The Company will not indemnify you for any amount you may be obligated to pay in respect of:

2.1.

a breach of your duty of loyalty, except, to the extent permitted by law, for a breach of your duty of loyalty to the Company, a Subsidiary or an Affiliate while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company, Subsidiary or Affiliate, as applicable;

2.2.

a willful breach of your duty of care or reckless disregard for the circumstances or to the consequences of a breach of your duty of care;

2.3.

an Action taken or not taken with the intent of unlawfully realizing personal gain;

2.4.

a fine or penalty imposed upon you for an offense; and

2.5.

a counterclaim made by the Company, or in its name or on its behalf, in connection with a claim filed by you against the Company.

3.

The Company will make available all amounts needed in accordance with Section 1 above on the date on which such amounts become payable by you (the “Time of Indebtedness”), and with respect to items referred to in Sections 1.2 and 1.3 above, even prior to a court decision.  Advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company if you are found guilty of a crime which requires proof of criminal intent.  Other advances will be repaid by you to the Company if it is determined that you are not lawfully entitled to such indemnification.

As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4.

The Company will indemnify you even if at the relevant Time of Indebtedness you are no longer a director or officer of the Company, a Subsidiary or an Affiliate, provided, that the indemnification is in respect of Actions taken by you while you were a director or officer, as aforesaid, and such Action was within the scope of your responsibilities, including if taken prior to the date of this Letter.

5.

The indemnification will be limited to the expenses mentioned in Sections 1.2 and 1.3 (pursuant and subject to Section 3 and insofar as indemnification with respect thereto is not restricted by law or by the provisions of Section 2 above) and to the matters mentioned in Section 1.1 above insofar as they result from your Actions in the following matters or in connection therewith, which the Company’s Board of Directors has resolved are foreseeable in light of the actual activities of the Company:

5.1.

The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

5.2.

Occurrences resulting from the Company’s status as a public company, and/or from the fact that the Company’s securities were offered to the public and/or are traded on the National Association of Securities Automated Quotation (NASDAQ) and on the Tel Aviv Stock Exchange;

5.3.

Occurrences in connection with investments the Company, a Subsidiary or an Affiliate make in other corporations whether before or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company, a Subsidiary or an Affiliate as a director, officer or board observer of the corporation the subject of the transaction and the like;

5.4.

The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company, a Subsidiary or an Affiliate;

5.5.

Actions in connection with the merger of the Company, a Subsidiary or an Affiliate with or into another entity;

5.6.

Actions in connection with the sale of the operations and/or business, or part thereof, of the Company, a Subsidiary or an Affiliate;

5.7.

Without derogating from the generality of the above, Actions taken in connection with the sale, purchase and/or holding of companies, legal entities, negotiable securities and any other assets, and the division or consolidation thereof, on behalf of or in the name of the Company, a Subsidiary or an Affiliate;

5.8.

A change of structure of the Company, a Subsidiary or an Affiliate, or the reorganization of the Company, a Subsidiary or an Affiliate, or any decision pertaining thereto, including, but not limited to, a split, merger, change in capital, the establishment of subsidiaries and their liquidation or sale, and an allotment or distribution of shares;

5.9.

An announcement, a statement, including position taken, or an opinion made in good faith by an officer, in the course of his or her duties and in conjunction with his or her duties, including during a meeting of the Board of Directors of the Company or any committee thereof;

5.10.

Actions taken in connection with labor relations and/or employment matters in the Company, a Subsidiary or an Affiliate and trade relations of the Company, a Subsidiary or an Affiliate, including with employees, independent contractors, customers, suppliers and various service providers, including stock options granted or promised (or allegedly promised) thereto or exchanges of such options with other securities;

5.11.

Actions taken in connection with the intellectual property of the Company, a Subsidiary or an Affiliate, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to infringement, ownership, and use of intellectual property;

5.12.

Actions taken pursuant to or in accordance with the policies and procedures of the Company, a Subsidiary or an Affiliate, including but not limited to implementation relating to the Sarbanes Oxley Act, whether such policies and procedures are published or not;

5.13.

Actions taken in connection with the financial reporting of the Company, a Subsidiary or an Affiliate, and in providing guidance to the public regarding future performance thereof;

5.14.

Violations of laws requiring the Company to obtain regulatory and governmental licenses, permits and authorizations in any jurisdiction, including but not limited to antitrust authorizations and/or exemptions;

5.15.

Actions relating to the operations and management of the Company, a Subsidiary or an Affiliate;

5.16.

Actions relating to agreements and transactions of the Company, a Subsidiary or an Affiliate with others, including, for example: customers, suppliers, contractors, etc;

5.17.

Actions concerning the approval of transactions of the Company, a Subsidiary or an Affiliate with officers, directors or holders of controlling interests in the Company, a Subsidiary or an Affiliate and/or the approval of corporate actions, including the approval of acts of the Company’s, a Subsidiary's or an Affiliate's management, their guidance and their supervision;

5.18.

Occurrences in connection with the lenders or other creditors, or for money borrowed by, or other indebtedness of, the Company, including monetary liabilities to third parties relating to the return of loans;

5.19.

Actions in connection with the testing of products developed by the Company, a Subsidiary or an Affiliate, or in connection with the distribution, sale, license or use of such products; and

5.20.

Representations and warranties made in good faith in connection with the business of the Company, a Subsidiary or an Affiliate.

6.

The total amount of indemnification that the Company undertakes, towards all persons whom it has resolved to indemnify for the matters and in the circumstances described herein and in the Company’s agreements with its other directors and officers, jointly and in the aggregate, shall not exceed the greater of (a) an aggregate amount of $3 million, or (b) an amount equal to twenty-five percent (25%) of the Company’s total shareholders equity at the time of any claim for indemnification hereunder.

7.

Notwithstanding anything contained herein to the contrary, the Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies), within the limits set forth in Section 6 above.

8.

Subject to the provisions of Sections 6 and 7 above, the indemnification hereunder will, in each case, cover all sums of money (100%) that you will be obligated to pay, in those circumstances for which indemnification is permitted by applicable law.

9.

The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

10.

Subject to and in accordance with applicable law and the terms and conditions of this Letter, in all indemnifiable circumstances indemnification will be subject to the following:

10.1.

You shall promptly notify the Company, in writing, of any legal proceedings initiated against you and of all possible or threatened legal proceedings, without delay, following your first becoming aware thereof, and you shall deliver to the Company, or to its designee, without delay, all documents you receive in connection with these proceedings.

10.2.

Similarly, you must advise the Company on an ongoing and current basis concerning all events which you suspect may give rise to the initiation of legal proceedings against you.

10.3.

Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you.

10.4.

The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of settlement.  At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

10.5.

For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorney as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent.  Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorney will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter and/or pursuant to law, without your consent.

10.6.

However, the aforesaid will not prevent the Company and/or its attorney as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Letter and/or pursuant to law.

10.7.

You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

10.8.

If, in accordance with Section 10.3, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter to indemnify you for any legal expenses, including any legal fees that you may expend in connection with your defense, except to which the Company in its absolute discretion shall agree.

10.9.

The Company will have no liability or obligation pursuant to this Letter to indemnify you for any amount expended by you, or for any expenses or damages, pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s advance written consent to such compromise or settlement.

11.

If for the validation of any of the undertakings in this Letter any act, resolution, approval or other procedure is required, the Company undertakes to cause them to be done or adopted in a manner which will enable the Company to fulfill all its undertakings as aforesaid.

12.

For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter derogates from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in Section 1 above.  The Company may, in its discretion, following receipt of necessary corporate approvals, and subject to applicable law, indemnify you retroactively for Actions committed prior to the date of this Letter.

13.

If all or part of any undertaking included in this Letter is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect.  Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator is hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

14.

This Letter cancels and supersedes any preceding letter of indemnification that may have been issued to you.

15.

This Letter and the agreements contained herein shall be governed by and construed and enforced in accordance with the laws of the Netherlands Antilles.

This Letter is being issued to you pursuant to the resolutions adopted by the Company’s Audit Committee and the Company's Board of Directors on May 10, 2006.

Kindly sign in the space provided below to acknowledge your agreement to the contents hereof, and return this Letter to the Company.

Very truly yours,

Sapiens International Corporation N.V.

Roni Al-Dor

President and CEO

Agreed:

___________________

Name: _____________

Date: ______________

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  October 30, 2006

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary